UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

(Amendment No.     )*

The Princeton Review, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

742352107

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐  Rule 13d-1(b)

☐  Rule 13d-1(c)

☒  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 742352107	13G	Page 2 of 12 Pages

1.	NAMES OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Bain Capital Venture Fund 2007, L.P. EIN No.: 20-5463883
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 7,128,549 Shares
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 7,128,549 Shares
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,128,549 Shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.76%*
12.	TYPE OF REPORTING PERSON PN

*Percentage is calculated using as the numerator, the total number of shares of Series D Preferred Stock held by the Reporting Person as converted to 7,128,549 shares of Common Stock, and as the denominator 53,478,561 shares of Common Stock Outstanding, plus the Series D Preferred Stock as Converted to 7,128,549 shares of Common Stock.

CUSIP No. 742352107	13G	Page 3 of 12 Pages

1.	NAMES OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BCVI-TPR Integral, L.P. EIN No.: 27-1409928
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 5,720,596 Shares
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 5,720,596 Shares
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,720,596 Shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.66%*
12.	TYPE OF REPORTING PERSON PN

*Percentage is calculated using as the numerator, the total number of shares of Series D Preferred Stock held by the Reporting Person as converted to 5,720,596 shares of Common Stock, and as the denominator 53,478,561 shares of Common Stock Outstanding, plus the Series D Preferred Stock as Converted to 5,720,596 shares of Common Stock.

CUSIP No. 742352107	13G	Page 4 of 12 Pages

1.	NAMES OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BCIP Venture Associates EIN No.: 26-0219620
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,007,672 Shares
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,007,672 Shares
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,007,672 Shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.85%
12.	TYPE OF REPORTING PERSON PN

*Percentage is calculated using as the numerator, the total number of shares of Series D Preferred Stock held by the Reporting Person as converted to 1,007,672 shares of Common Stock, and as the denominator 53,478,561 shares of Common Stock Outstanding, plus the Series D Preferred Stock as Converted to 1,007,672 shares of Common Stock.

CUSIP No. 742352107	13G	Page 5 of 12 Pages

1.	NAMES OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BCIP Venture Associates-B EIN No.: 26-0219624
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 18,947 Shares
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 18,947 Shares
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,947 Shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.04%
12.	TYPE OF REPORTING PERSON PN

*Percentage is calculated using as the numerator, the total number of shares of Series D Preferred Stock held by the Reporting Person as converted to 18,947 shares of Common Stock, and as the denominator 53,478,561 shares of Common Stock Outstanding, plus the Series D Preferred Stock as Converted to 18,947 shares of Common Stock

Item 1(a).    Name of Issuer

The name of the issuer to which this filing on Schedule 13G relates is The Princeton Review, Inc. (the “Company”).

Item 1(b).    Address of Issuer’s Principal Executive Offices

The principal executive offices of the Company are located at 111 Speen Street, Framingham, MA, 01701.

Item 2(a).    Name of Person Filing

This statement is being filed on behalf of the following (collectively, the “Reporting Persons”): (1) Bain Capital Venture Fund 2007, L.P., a Delaware limited partnership (“BCVF”), (2) BCVI-TPR Integral, L.P., a Delaware limited partnership (“TPR”), (3) BCIP Venture Associates, a Delaware general partnership (“BCIP”), and (4) BCIP Venture Associates III-B, a Delaware general partnership (“BCIP-B”).

Bain Capital Venture Partners 2007, L.P., a Delaware limited partnership (“BVP”), is the sole general partner of each of BCVF and TPR. Bain Capital Venture Investors, LLC, a Delaware limited liability company (“BCVI”), is the sole general partner of BVP. Mr. Michael A. Krupka is the sole managing member of BCVI.

Bain Capital Investors, LLC, a Delaware limited liability company (“BCI”), is the managing partner of each of BCIP and BCIP-B. BCVI is attorney-in-fact of BCI.

BCVF, TPR, BCIP, and BCIP-B have entered into a Joint Filing Agreement, dated February 14, 2011 , pursuant to which BCVF, TPR, BCIP, and BCIP-B have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.

Item 2(b).    Address of Principal Business Office or, if none, Residence

The principal business address of each of the Reporting Persons, BVP, BCVI and BCI is c/o Bain Capital, LLC, 111 Huntington Avenue, Boston, MA 02199.

Item 2(c).    Citizenship

Each of the Reporting Persons, BVP, BCVI and BCI is organized under the laws of the State of Delaware. Mr. Krupka is a citizen of the United States.

Item 2(d).    Title of Class of Securities

The class of equity securities of the Company to which this filing on Schedule 13G relates is Common Stock, par value $0.01 per share (“Common Stock”).

Item 2(e).    CUSIP Number

The CUSIP number of the Company’s Common Stock is 742352107.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d 1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	☐	If this statement is filed pursuant to §240.13d-1(c), check this box.

Item 4.	Ownership

Item 4(a).	Amount beneficially owned

This Schedule 13G is being filed on behalf of the Reporting Persons. The Reporting Persons may be deemed to beneficially own in the aggregate 13,875,763 shares of Common Stock of the Company, representing, in the aggregate, 20.60%* of the Company’s Common Stock. The percentage of Common Stock held by the Reporting Persons is based on 53,478,561 shares of Common Stock of the Company outstanding (the “Outstanding Shares”) as of October 29, 2010 based on the Company Form 10-Q for the period ended September 30, 2010.

*Percentage is calculated using as the numerator, the total number of shares of Series D Preferred Stock held by the Reporting Person as converted to 13,875,763 shares of Common Stock, and as the denominator 53,478,561 shares of Common Stock Outstanding, plus the Series D Preferred Stock as Converted to 13,875,763 shares of Common Stock

As of the close of business on December 31, 2010, the following shares were owned by the Reporting Persons:

BCVF owned 7,128,549 shares of Common Stock of the Company, representing approximately 11.76%1 of the Company’s Outstanding Shares. BCVF acts by and through its general partner, BVP. BVP acts by and through its general partner, BCVI. Mr. Krupka is the managing member of BCVI.

TPR owned 5,720,596 shares of Common Stock of the Company, representing approximately 9.66%2 of the Company’s Outstanding Shares. TPR acts by and through its general partner BCVI.

BCIP owned 1,007,672 shares of Common Stock of the Company, representing approximately 1.85%3 of the Outstanding Shares. BCIP acts by and through its managing partner, BCI. BCVI is attorney-in-fact of BCI.

BCIP-B owned 18,947 shares of Common Stock of the Company, representing approximately 0.04%4 of the Outstanding Shares. BCIP-B acts by and through its managing partner, BCI. BCVI is attorney-in-fact of BCI.

No person other than the respective owner referred to herein of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such shares of Common Stock of the Company.

Item 4(b).    Percent of Class

See Item 4(a) hereof.

Item 4(c).    Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

BCVF	7,128,549
TPR	5,720,596
BCIP	1,007,672
BCIP -B	18,947

1 Percentage is calculated using as the numerator, the total number of shares of Series D Preferred Stock held by the Reporting Person as converted to 7,128,549 shares of Common Stock, and as the denominator 53,478,561 shares of Common Stock Outstanding, plus the Series D Preferred Stock as Converted to 7,128,549 shares of Common Stock.

2 Percentage is calculated using as the numerator, the total number of shares of Series D Preferred Stock held by the Reporting Person as converted to 5,720,596 shares of Common Stock, and as the denominator 53,478,561 shares of Common Stock Outstanding, plus the Series D Preferred Stock as Converted to 5,720,596 shares of Common Stock.

3 Percentage is calculated using as the numerator, the total number of shares of Series D Preferred Stock held by the Reporting Person as converted to 1,007,672 shares of Common Stock, and as the denominator 53,478,561 shares of Common Stock Outstanding, plus the Series D Preferred Stock as Converted to 1,007,672 shares of Common Stock.

4 Percentage is calculated using as the numerator, the total number of shares of Series D Preferred Stock held by the Reporting Person as converted to 18,947 shares of Common Stock, and as the denominator 53,478,561 shares of Common Stock Outstanding, plus the Series D Preferred Stock as Converted to 18,947 shares of Common Stock

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of:

BCVF	7,128,549
TPR	5,720,596
BCIP	1,007,672
BCIP -B	18,947

(iv)	shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: February 14, 2011

BAIN CAPITAL VENTURE FUND 2007, L.P.

By Bain Capital Venture Partners 2007, L.P.,

    its general partner

By Bain Capital Venture Investors, LLC,

    its general partner

BCVI-TPR Integral, L.P.

By: Bain Capital Venture Investors, LLC,

    its general partner

BCIP VENTURE ASSOCIATES

By Bain Capital Investors, LLC,

    its managing partner

By Bain Capital Venture Investors, LLC,

    its attorney-in-fact

BCIP VENTURE ASSOCIATES-B

By Bain Capital Investors, LLC,

    its managing partner

By Bain Capital Venture Investors, LLC,

    its attorney-in-fact

By:	/s/ Michael Krupka
Michael Krupka Managing Director

Exhibit A

Agreement Regarding the Joint Filing of Schedule 13G

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: February 14, 2011

BAIN CAPITAL VENTURE FUND 2007, L.P.

By Bain Capital Venture Partners 2007, L.P.,

    its general partner

By Bain Capital Venture Investors, LLC,

    its general partner

BCVI-TPR Integral, L.P.

By: Bain Capital Venture Investors, LLC,

    its general partner

BCIP VENTURE ASSOCIATES

By Bain Capital Investors, LLC,

    its managing partner

By Bain Capital Venture Investors, LLC,

    its attorney-in-fact

BCIP VENTURE ASSOCIATES-B

By Bain Capital Investors, LLC,

    its managing partner

By Bain Capital Venture Investors, LLC,

    its attorney-in-fact

By:	/s/ Michael Krupka
Michael Krupka Managing Director